September 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Tracie Mariner

Mr. Al Pavot

Ms. Julia Griffith

Mr. Dietrich King

Re:	Immunome, Inc.

Registration Statement on Form S-1

Registration No. 333-248687

Acceleration Request

Requested Date: October 1, 2020

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ladenburg Thalmann & Co. Inc. and Chardan Capital Markets, LLC, as representatives of the several underwriters, hereby join Immunome, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248687) (the “Registration Statement”) to become effective on October 1, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Vlad Ivanov
Name:	Vlad Ivanov
Title:	Managing Director

Chardan Capital Markets, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	President

cc:	Purnanand Sarma, Ph.D., Immunome, Inc.
Jeffrey P. Libson, Cooley LLP
Ryan S. Sansom, Cooley LLP
Geoffrey R. Starr, Cooley LLP
Michael D. Maline, Goodwin Procter LLP
Michael J. Rosenberg, Goodwin Procter LLP

[Signature Page to Acceleration Request]